Exhibit 2.1
EXECUTION COPY
AMENDMENT TO THE INTEREST PURCHASE AGREEMENT
          THIS AMENDMENT TO THE INTEREST PURCHASE AGREEMENT (this “Amendment”) is made this 30th day of April, 2006, by and between PLATINUM EQUITY, LLC, a Delaware limited liability company (“Platinum”), and BLACK BOX CORPORATION, a Delaware corporation (“Black Box”).
BACKGROUND
          WHEREAS, Platinum and Black Box are parties to that certain Interest Purchase Agreement dated as of April 10, 2006 (the “Agreement”) pursuant to which Black Box will purchase 100% of the membership interests of NextiraOne, LLC, NextiraOne Federal, LLC, NextiraOne New York, LLC and the general partnership interests of NextiraOne California L.P.; and
          WHEREAS, the parties wish to amend the Agreement as provided herein.
          NOW, THEREFORE, in consideration of the mutual covenants and agreements herein, and intending to be legally bound, the parties agree as follows:
     1. Definitions. Capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Agreement.
     2. Closing. Notwithstanding any other provision of the Agreement, including the provisions of Article 3 thereof, the payments required to be made by Black Box on behalf of Purchaser at the Closing shall be made as soon as practicable on Monday, May 1, 2006. In connection therewith, concurrently with the Closing on Sunday, April 30, 2006, Black Box will execute and deliver to Platinum a letter in the form attached hereto as Exhibit A providing irrevocable instructions to Mellon Bank to make the required payments on Monday, May 1, 2006 and hereby authorizes Platinum to deliver such letter to Mellon Bank. Notwithstanding the delivery of such irrevocable instructions, Black Box shall take all such action as may be necessary to ensure that the payments required to be made by Black Box under the Agreement are, in fact, made on Monday, May 1, 2006 as provided in the letter of irrevocable instructions.
     3. Amendments. The Agreement is hereby amended as follows:
               (i) by deleting the word “and” at the end of Section 9.1(a)(xxvii) and the period at the end of Section 9.1(a)(xxviii) and replacing the period at the end of Section 9.1(a)(xxviii) with “; and”;

               (ii) by adding a new Section 9.1(a)(xxix) to read in its entirety as follows: “(xxix) the failure by Platinum to obtain the landlord consents listed in Schedule 7.4 of this Agreement”; and
               (iii) by amending and restating the first sentence of Section 9.2(b) to read in its entirety as follows: “Notwithstanding anything herein to the contrary, to the extent commercially feasible, prior to any payment by Black Box under any of the matters referred to in
Sections 9.1(a)(iii), through Section 9.1(a)(xxix), as applicable, Black Box shall provide to Platinum a written notice detailing the amount of such proposed payment and a copy or description of the plan or agreement (whether oral or written) pursuant to which such request for payment has been made.”
4. Landlord Consents. The parties acknowledge that, as of the date hereof, Platinum has not obtained any of the third party (each, a “Landlord”) consents listed in Schedule 7.4 to the Agreement (each, a “Landlord Consent”), to the extent such Landlord Consents are required in connection with the transactions contemplated by the Agreement. Platinum and Black Box shall cooperate and work together in good faith to negotiate with each Landlord to either (i) obtain a Landlord Consent, or (ii) secure from such Landlord a waiver of any such consent requirement, in each case on commercially reasonable and customary terms reasonably acceptable to Black Box. Such efforts shall include, without limitation, providing the Landlord with all such information concerning Black Box and its affiliates as the Landlord may reasonably request, making available a representative to meet with the Landlord at such times as may be reasonably requested and, if requested and to the extent not prohibited by the Second Amended and Restated Credit Agreement dated as of January 24, 2005 filed as Exhibit (b)(2) to Amendment No. 4 to Black Box’s Schedule TO filed with the Securities and Exchange Commission on January 26, 2005, to providing an unsecured guaranty from Black Box or an affiliate of Black Box of the obligations under the lease with such Landlord; such efforts shall not require Black Box or any Affiliate of Black Box to agree to any material amendment of any lease with a Landlord (other than to reflect any such unsecured guaranty), including but not limited to any extension of the term of such lease, nor to provide any additional credit support or enhancement for such lease other than such an unsecured guaranty; provided, however, that this Section 4 shall not limit in any way the obligations of Black Box pursuant to Section 6.6(c) of the Agreement, including the obligation to use commercially reasonable efforts to replace the letter of credit related to NXO’s lease with Transco Tower Limited. Unless expressly approved by Platinum, Black Box shall not communicate separately with any Landlord regarding a Landlord Consent or attempt to obtain a Landlord Consent on terms that are not fully disclosed in all material respects to Platinum prior to being communicated to a Landlord. Between the date hereof and until such time as all such Landlord Consents are obtained or waived, Black Box shall cause each Company or Subsidiary that is a party, or otherwise occupies space pursuant, to one or more lease agreements with a Landlord, to comply in all material respects with all of the terms and conditions of, and otherwise perform in all material respects all obligations required to be performed under, such lease agreements. The obligation of Platinum to provide indemnification for any Losses arising out of or in connection with its the failure to obtain the Landlord Consents prior to the date hereof as set forth in the new Section 9.1(a)(xxix) of the Agreement provided for in Section 3 of this Amendment shall not extend to any Losses arising directly or indirectly from any violation by Black Box of its agreements in this Section 4.

     5. Counterparts. This Amendment may be executed in one or more counterparts, each of which will be considered an original instrument and all of which together will be considered one and the same agreement, and will become effective when counterparts, which together contain the signatures of each party, will have been delivered to Black Box and Platinum. Delivery of executed signature pages by facsimile transmission will constitute effective and binding execution and delivery of this Amendment.
     6. Full Force and Effect. The Agreement shall remain in full force and effect except as specifically amended by this Amendment.
[signatures follow]

     IN WITNESS WHEREOF, the parties have executed this Amendment to the Interest Purchase Agreement as of the date first written above.

BLACK BOX CORPORATION
By:	/s/ Michael McAndrew
Michael McAndrew
Vice President, Chief Financial Officer, Secretary and Treasurer

PLATINUM EQUITY, LLC
By:	/s/ Eva M. Kalawski
Eva M. Kalawski
Executive Vice President, General Counsel and Secretary